EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

January 24, 2023

AVINO’S 2023 OUTLOOK POSITIONED FOR CONTINUED OPERATIONAL SUCCESS AND GROWTH

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to provide its outlook for 2023 and a recap of the major milestones achieved in 2022.

2023 OUTLOOK

Production

For 2023, approximately 700,000-750,000 tonnes are planned for mill processing and will be sourced from both the Avino Mine and stockpiles from La Preciosa.  Based on current metal prices, the Company expects to produce between 2.8M and 3.2M silver equivalent ounces1. In addition, the Company aims to exceed the budgeted plans for 2023 through the integration of La Preciosa into the mill feed mix.

Capital Budget

At current metal prices capital expenditures will be paid for by operating cash flows generated from mining operations during Q4 2022 & throughout 2023.

		Operations	Corporate	Consolidated
Growth Capital	US$M	$5.0 - $6.0	$0.5	$5.5 - $6.5
Exploration & Evaluation	US$M	$1.0 - $1.5	-	$1.0 - $1.5
Sustaining Capital & Mine Development	US$M	$3.0 - $4.0	-	$3.0 - $4.0
Total Capital Budget	US$M	$9.0 -$11.5	$0.5	$9.5 - $12.0

Growth Capital

The Company’s budgeted growth capital for 2023 includes expenditures at all three of its assets in Durango, all of which feature prominently in the Company’s five-year growth plan.

At La Preciosa, growth capital includes equipment acquisitions and procurement intended for the first phase of mine development in conjunction with the Company’s internal mine plan for the Gloria and Abundancia Veins.

At the Oxide Tailings Project (“OTP"), the Company has performed the recommended metallurgical testwork and is awaiting finalization of the results. With conclusive results, the existing Preliminary Economic Assessment (“PEA”) will be used as the framework for a Pre-Feasibility Study (“PFS”). The previous PEA was released in 2017, with the details here. The Company will provide further updates on the commencement of the PFS on the OTP during the first half of 2023.

Exploration & Evaluation

The Company’s budgeted exploration and evaluation expenditures for 2023 are focused on further drilling below Level 17 at the ET Area of the Avino Mine, where the Company successfully extended mineralization over 300 metres below the lowest level of production mining operations. A further 8,000 metres of drilling have been budgeted at this time. Exploration may not be limited to this area, and during the year our priority targets may change if geological interpretations on other areas present enhanced opportunity.

Sustaining Capital & Mine Development

At Avino, budgeted sustaining capital and mine development expenditures include rehabilitation and overhauls of the Company’s existing mining fleet, upgrades to the crushing circuits at the mill and ongoing mine maintenance to ensure underground safety as well as planning for mining at deeper levels below the current bottom of the mine.

January 24, 2023 - Avino Silver & Gold Mines Ltd. – News Release

Avino’s 2023 Outlook Positioned for Continued Operational Success and Growth

“2022 was a pivotal year for the growth of Avino” said David Wolfin, President and CEO. “We were thrilled to close the acquisition of La Preciosa in March, which factors prominently into our growth plan to become an intermediate producer. In addition, the team delivered two record breaking quarters of production, outperforming market expectations and positioning us well for continued growth in 2023. The exploration program for 2022 was highlighted by encouraging results on two fronts, the Oxide Tailings Project and the extension of the Avino Vein over 300 metres below the current lowest level of mining operations. For the Oxide Tailings Project, 127 holes were drilled to take metallurgical testwork samples and to update and expand the resource. Once the metallurgical testwork program is complete, we will advance the Oxide Tailings Project to the Pre-Feasibility Study level.  At ET, drilling from below Level 17 was highly promising and confirmed that mineralization continues at depth, with higher grades. An updated site-wide mineral resource update is pending and will be finalized in the next few weeks where we expect very positive results. The Dry-Stack Tailings Facility, a major capital project with a focus on environmental best practice for Avino, was completed, commissioned, and is now operational. Finally, we are are looking forward to the year and to continued success on our path to transformation growth. We continue to believe that both silver and copper will be in high demand as the global trend for renewables and a green energy economy is on the fast-track to achieve Net Zero.”

2022 MILESTONES ACHIEVED

The Company’s internal estimate for production was between 2.2-2.4 million AgEq3 and capital expenditures for 2022 were expected to total between US$7 and $9 million, excluding the acquisition of La Preciosa. In addition, it included a drill program targeting areas and veins on the property, including the recommended drilling on the Oxide Tailings Project, the construction of the dry-stack tailings facility, and metallurgical projects to help improve recovery rates.

A summary of the achieved objectives and milestones for 2022:

•

Acquisition of La Preciosa – Strategic Growth: During Q1 2022, Avino announced that it had successfully closed the acquisition of La Preciosa which advances the Company’s growth strategy as it aims to become Mexico’s next intermediate silver producer with mineral resource estimates totaling over 290 million silver equivalent ounces.

•

2022 Production – Beating Internal Production Estimates: The Company’s internal estimate for production for 2022 was between 2.2-2.4 million AgEq[3]. Actual production for 2022 was 2,655,502 AgEq[3], outperforming the upper range of the internal estimate by over 0.25 million AgEq[3].

•

Dry-Stack Tailings – Complete: The installation and commissioning of the dry-stack tailings project has been completed, with the facility now fully operational. We chose this method for its environmental, safety and economic advantages.

•

Increased Avino Mine Underground Operations: The ramp up of underground mining operations continued throughout 2022, as evidenced by 58% of the annual silver equivalent production coming in H2 2022. In 2022, 541,823 tonnes were processed from the Avino Mine, an increase of 228% over 2021[2].

•

Exploration Drilling: The Company focused on two areas in 2022 and included budgeting a total of 15,000 metres for Phase 2 drilling below the current lowest level of production mining (Level 17) at the ET Area of the Avino Mine. In 2022, the Company completed over 15,500 metres of drilling, delivering on the promise to re-invest into exploration at Avino. Please click on the following links to view the reported drill results released in June, October, and January.

•

Oxide Tailings Project – At the Oxide Tailings Project, a further 17 holes were drilled, bringing the total number of holes drilled to 127. In 2022, the Company performed all the remaining recommended drilling from the 2017 Preliminary Economic Assessment (“PEA”). Further, the Company completed its comprehensive metallurgical testwork and is awaiting the results. The Company expects to provide further updates on the commencement of the PFS on the OTP during the first half of 2023.

•

Workforce Training: Avino continues to be dedicated to building and maintaining a local workforce. Training programs that started in 2021 remain ongoing with the Company providing inclusive opportunities, with several females being trained in surface and underground production jobs.

•	Digital Transformation: During the year, the Company continued to digitally transform certain areas at the mine to enhance efficiencies including mill automation and underground vehicle tracking.

•

Avino Receives ESR Award: Avino received for the first time, the ESR “Empresa Socialmente Responsible ESR 2022” Award granted by the Mexican Center for Philanthropy (El Centro Mexicano para la Filantropia or Cemefi, and the Alliance for Corporate Social Responsibility (Alizanza por la Responsabilidad Social Empresarial or (AliaRSE)). The ESR® Award is obtained through a diagnostic process based on indicators reviewed and endorsed annually by a committee of experts in the various CSR areas, supported with documentary evidence, an assessment differentiated by company size and by maturity levels, and an external verification process. Avino continues to view its social responsibility with importance and care of our communities.

January 24, 2023 - Avino Silver & Gold Mines Ltd. – News Release

Avino’s 2023 Outlook Positioned for Continued Operational Success and Growth

Qualified Person(s)

Peter Latta, P.Eng, MBA, Avino’s VP Technical Services, who is a qualified person within the context of National Instrument 43-101 and has reviewed and approved the technical data in this news release.

ADDITIONAL INFORMATION

Avino will release 2022 year-end financial results in mid March 2023 and will hold a conference call to discuss the results.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 290 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASMand on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, and as amended on December 21, 2021, and the Company’s updated mineral resource estimate for La Preciosa with an effective date of October 27, 2021, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

January 24, 2023 - Avino Silver & Gold Mines Ltd. – News Release

Avino’s 2023 Outlook Positioned for Continued Operational Success and Growth

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.

Footnotes:

1. The production estimate does not constitute guidance as the estimate is based on mineral resources, not mineral reserves. Mineral resources do not have demonstrated economic viability. Silver equivalent production estimate was calculated using metals prices of $22.00 per oz Ag, $1,750 per oz Au and $3.86 per lb Cu.

2. After a period of operational closure, the Avino Mine restarted production during Q3 2021.

3. In 2022, AgEq was calculated using metal prices of $21.75 per oz Ag, $1,801 per oz Au and $4.00 per lb Cu. Internal estimates for silver equivalent production were made using metal prices of $22.00 per oz Ag, $1,750 per oz Au and $4.31 per lb Cu.